SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                          OF 1934)

                      (Amendment No. 2)

                   KINETIC CONCEPTS, INC.
                      (NAME OF ISSUER)

                   KINETIC CONCEPTS, INC.
                 FREMONT PURCHASER II, INC.
                   RCBA PURCHASER I, L.P.
                  JAMES R. LEININGER, M.D.
                   FREMONT INVESTORS, INC.
             RICHARD C. BLUM & ASSOCIATES, INC.
                       RICHARD C. BLUM
            (NAME OF PERSON(S) FILING STATEMENT)

           COMMON STOCK, PAR VALUE $.001 PER SHARE
               (TITLE OF CLASS OF SECURITIES)

                         49460W-01-0
            (CUSIP NUMBER OF CLASS OF SECURITIES)

                       DENNIS E. NOLL
                   SENIOR VICE PRESIDENT,
                GENERAL COUNSEL AND SECRETARY
                   KINETIC CONCEPTS, INC.
                     8023 VANTAGE DRIVE
                  SAN ANTONIO, TEXAS 78230
                  TELEPHONE: (210) 524-9000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                 PERSON(S) FILING STATEMENT)

                       With Copies to:

DAVID W. HELENIAK, ESQ.        STEPHEN D. SEIDEL, ESQ.
  SHEARMAN & STERLING         COX & SMITH INCORPORATED
  599 LEXINGTON AVENUE    112 E. PECAN STREET, SUITE 1800
NEW YORK, NEW YORK 10022      SAN ANTONIO, TEXAS 78205
     (212) 848-4000                (210) 554-5500

This statement is filed in connection with (check the appropriate box):

a.    [ ]  The  filing  of solicitation  materials  or  an
      information  statement  subject  to  Regulation   14A,
      Regulation  14C or Rule 13e-3(c) under the  Securities
      Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.    [X]  A tender offer.

d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                  CALCULATION OF FILING FEE
______________________________________________________________
 TRANSACTION VALUATION*         AMOUNT OF FILING FEE

    $654,293,626.90                 $130,858.73
______________________________________________________________

*For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James R. Leininger, M.D., Peter A. Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of
Common Stock and $19.25, (ii) product of (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $130,858.73

Form or Registration No.: SC13E4

Filing Party: Kinetic Concepts, Inc.

Date Filed: October 8, 1997
_______________________________________________________________

                        INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Kinetic Concepts, Inc., a Texas corporation (the "Company"), Fremont Purchaser II, Inc. ("F Purchaser"), RCBA Purchaser I, L.P. ("B Purchaser"), Fremont Investors, Inc. ("Fremont"), Richard C. Blum & Associates, Inc. ("RCBA"), Richard C. Blum ("Blum" (and, together with B Purchaser, F Purchaser, Fremont, and RCBA, "Purchasers"), and James R. Leininger, M.D. ("Dr. James Leininger"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $.001 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (d)(1) and (d)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on October 8,
1997 and Amendment No. 1 to the Statement was filed on November 3, 1997. This Amendment No. 2 to the Statement is being filed to reflect the expiration of the Offer.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.


ITEM 16.  ADDITIONAL INFORMATION.

     Item 16 is hereby amended and supplemented as follows:

     At 12:00 midnight, New York City time, on Wednesday, November 5, 1997, the Offer expired. Based on a preliminary count, approximately 31,006,942 Shares were tendered pursuant to the Offer and accepted for payment, of which 83,000 Shares were tendered pursuant to notices of guaranteed delivery. Immediately prior to the acceptance of the Shares tendered in the Offer, the Company issued and sold 7,802,180 Shares in the Stock Purchase. A copy of a press release announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is filed herewith as Exhibit (d)(10).


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 17 is hereby amended and supplemented by adding the following Exhibit:

     (d)(10) Press Release issued by the Company on November
6, 1997.


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 1997
                              Kinetic Concepts, Inc.

                              By: /s/  DENNIS E. NOLL
                                  -------------------
                                Name:  Dennis E. Noll
                                Title: Senior Vice President

                              Fremont Purchaser II, Inc.

                              By: /s/ R.S. KOPF
                                  -------------------
                                Name:  R.S. Kopf
                                Title: General Counsel and
                                       Secretary

                              RCBA Purchaser I, L.P.

                              By Richard C. Blum & Associates, L.P.,
                              its General Partner

                              By: /s/ MURRAY A. INDICK
                                  --------------------
                                Name:  Murray A. Indick
                                Title: Managing Director and
                                       General Counsel


                              /s/ DENNIS E. NOLL
                              -------------------------
                              James R. Leininger, M.D.
                              By:  Dennis E. Noll, Attorney-in-Fact

                              Fremont Investors, Inc.

                              By: /s/ R.S. KOPF
                                 ----------------------
                                Name:  R.S. Kopf
                                Title: Managing Principal,
                                       General Counsel and
                                       Secretary


                              /s/ MURRAY A. INDICK
                              -------------------------
                              Richard C. Blum
                              By: Murray A. Indick,
                                Attorney-in-Fact

                              Richard C. Blum & Associates, Inc.

                              By: /s/ MURRAY A. INDICK
                                 ----------------------
                                Name:  Murray A. Indick
                                Title: Managing Director,
                                       General Counsel
                                       and Secretary

                        EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
(d)(10)         Press Release issued by the Company on November 6, 1997.


                       EXHIBIT (d)(10)

Contact:  Dennis E. Noll
          Senior Vice President, General Counsel and Secretary
          Kinetic Concepts, Inc.
          (210) 255-6331

                                            (210) 255-6331


 KINETIC CONCEPTS COMPLETES TENDER OFFER AND SALE OF SHARES
____________________________________________________________


SAN ANTONIO, Texas, November 6, 1997 - Kinetic Concepts, Inc. (Nasdaq: KNCI) ("KCI") today announced that it has successfully completed the previously announced all-cash tender offer by KCI for all of its outstanding shares of common stock, at a price of $19.25 per share. The offer expired at 12:00 midnight (Eastern Standard Time) on Wednesday, November 5, 1997. Based on a preliminary count, approximately 31,006,942 shares were tendered and have been accepted for payment in accordance with the terms of the offer, of which 83,000 shares were tendered by guaranteed delivery. Immediately prior to the acceptance of the tendered shares, KCI also completed the previously announced sale of an aggregate of 7,802,180 shares to affiliates of Richard C. Blum & Associates, L.P. and Fremont Partners, L.P.

Richard C. Blum & Associates, L.P., based in San Francisco, is a private investment company specializing in strategic block, relationship-oriented investing with assets of approximately $1.2 billion under management. Among the investments in which Richard C. Blum & Associates has played a significant role are Northwest Airlines (Nasdaq: NWAC), National Education Corporation and URS Corporation (NYSE:
URS).

Fremont Partners, L.P. is a private equity fund also based in San Francisco. It is part of The Fremont Group, a private investment company with more than $7 billion in assets under management. Among other operating companies where Fremont has had significant roles are Coldwell Banker, Crown Pacific (NYSE: CRO), and Kerr (NYSE: KGM). Fremont also manages publicly traded mutual funds (Fremont Funds) and real estate, energy, and venture capital assets.

KCI develops and markets innovative therapeutic healing systems that address skin breakdown, circulatory problems, and pulmonary complications associated with patient immobility. The Company's healing systems include specialty beds, mattress replacement systems, and related devices. KCI serves hospitals, long-term and home care settings throughout the United States and in 13 countries.